UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sports Properties Acquisition Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84920F 107

(CUSIP Number)

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

Attention: Andrew Murstein, President

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided n a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84920F 107

1	NAME OF REPORTING PERSON Medallion Financial Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,203,750[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,203,750[2]
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,203,750 shares of common stock[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IV

[1]

The 5,203,750 shares of common stock held by Medallion Financial Corp. excludes 5,900,000 founder warrants that are not currently exercisable. The warrants will become exercisable at any time after the later of January 17, 2009 and the Issuer’s consummation of its initial business combination.

[2]

The 5,203,750 shares of common stock held by Medallion Financial Corp. excludes 5,900,000 founder warrants that are not currently exercisable. The warrants will become exercisable at any time after the later of January 17, 2009 and the Issuer’s consummation of its initial business combination.

[3]

The 5,203,750 shares of common stock held by Medallion Financial Corp. exclude warrants to purchase 5,900,000 shares of common stock that are not currently exercisable. The warrants will become exercisable at any time after the later of January 17, 2009 and the Issuer’s consummation of its initial business combination.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, $0.001 par value per share, of Sports Properties Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 437 Madison Avenue, 38th Floor, New York, NY 10022.

Item 2.	Identity and Background

(a) - (b)

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(c) Medallion Financial Corp. (“Medallion Financial”) is a closed-end, non-diversified management investment company under the Investment Company Act of 1940, or the 1940 Act. It has elected to be treated as a business development company under the 1940 Act. It is a specialty finance company that has a leading position in originating, acquiring, and servicing loans that finance taxicab medallions and various types of commercial businesses. One of its wholly-owned portfolio companies, Medallion Bank, also originates consumer loans for the purchase of recreational vehicles, boats, and trailers. Medallion Financial’s investment objectives are to provide a high level of distributable income, consistent with the preservation of capital, as well as long-term growth of net asset value. As a business development company, Medallion Financial provides debt, mezzanine and equity investment capital to companies in a variety of industries, consistent with its investment objectives.

Medallion Financial also conducts business through various divisions and wholly-owned investment company subsidiaries including:

•	Medallion Funding Corp., a Small Business Investment Company, or SBIC, and a regulated investment company, or RIC, its primary taxicab medallion lending company;

•	Medallion Business Credit, an originator of loans to small businesses for the purpose of financing inventory and receivables;

•	Medallion Capital, Inc., an SBIC and a RIC, which conducts a mezzanine financing business; and

•	Freshstart Venture Capital Corp., an SBIC and a RIC, which originates and services taxicab medallion and commercial loans.

(d) N/A

(e) N/A

(f) United States

Item 3.	Source and Amount of Funds or Other Consideration

The shares of common stock held by Medallion Financial were purchased in connection with the initial capitalization of the Issuer. On September 12, 2007, 5,203,750 shares of common stock of the Issuer were sold to Medallion Financial in a private placement for an aggregate purchase price of $52,037.50. Up to 678,750 shares of the common stock held by Medallion Financial are subject to forfeiture in the event the underwriters do not exercise their over-allotment option in full in connection with the Issuer’s initial public offering. In addition, on January 17, 2008, prior to the effectiveness of the Issuer’s initial public offering, Medallion Financial acquired 5,900,000 founder warrants at the price of $1.00 per warrant for a total purchase price of $5,900,000. Both the purchase of the common stock and the purchase of the warrants were financed from Medallion Financial’s funds and not borrowed funds.

Item 4.	Purpose of Transaction

Medallion Financial incorporated the Issuer, and purchased the common stock and the warrants, in order to cause the Issuer to effectuate a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination with one or more existing operating businesses in the sports, leisure and entertainment industries, as more fully described in the Issuer’s registration statement on Form S-1 (SEC File No. 333-146353) (the “Registration Statement”).

In connection with the vote required for the Issuer’s business combination, Medallion Financial has agreed to vote the shares of the common stock owned by it in accordance with the majority of the shares of common stock voted by the public stockholders and any shares of common stock acquired by it after the Issuer’s initial public offering in favor of a business combination. Although it has no specific plan or proposal to do so, Medallion Financial may purchase shares of common stock or warrants in the open market for investment purposes or to influence the stockholder vote to approve a business combination. In addition, Medallion Financial’s ownership interest, together with any other acquisitions of the Issuer’s shares of common stock (or warrants which are subsequently exercised), could also allow Medallion Financial to influence the outcome of matters requiring stockholder approval, including the outcome of the Issuer’s initial business combination, the election of directors and the approval of significant corporate transactions after completion of the Issuer’s initial business combination.

Prior to the consummation of the Issuer’s initial public offering, the Issuer’s activities were limited to organizational activities. It did not have any specific business combination under consideration and it did not have (nor did Medallion Financial on its behalf) contact with any prospective target acquisition or have any discussions, formal or otherwise, prior to or since its incorporation, with respect to such transaction. Accordingly, as of the date hereof, neither the Issuer nor Medallion Financial has any specific plans or proposals to effectuate a business combination other than as may be disclosed in the Registration Statement.

Item 5.	Interest in Securities of the Issuer

(a) 5,203,750 shares of common stock, or approximately 20.2% of the Issuer’s outstanding common stock.

(b) Medallion Financial has sole voting and sole power to direct the disposition of the shares described in Item 5(a).

(c) See Item 3.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1-7 of this Schedule 13D, to the best knowledge of Medallion Financial, there are no contracts, arrangements, understandings or relations (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies, between Medallion Financial and any other person with respect to the common stock or other securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Subscription Agreement, dated September 12, 2007, by and between Medallion Financial Corp. and Sports Properties Acquisition Corp.

2	Warrant Subscription Agreement, dated January 17, 2008, by and between Medallion Financial Corp. and Sports Properties Acquisition Corp.

3	Letter Agreement dated January 17, 2008, by and among Medallion Financial Corp., Sports Properties Acquisition Corp. and Banc of America Securities LLC.

4*	Securities Escrow Agreement dated January 17, 2008, by and among Sports Properties Acquisition Corp., Continental Stock Transfer & Trust Company, as Escrow Agent, and the founding stockholders of Sports Properties Acquisition Corp.

*	Previously filed as Exhibit 10.2 to the Current Report on Form 8-K of Sports Properties Acquisition Corp. filed on January 24, 2008 (File No. 001 - 33918) and incorporated by reference herein.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2008

Medallion Financial Corp.

By:	/s/ Andrew M. Murstein
Name:	Andrew M. Murstein
Title:	President